

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2011

Via E-mail
Mr. Lynn Amos
Chief Financial Officer
Polypore International, Inc.
11430 North Community House Road, Suite 350
Charlotte, NC 28277

> **Re:** **Polypore International, Inc.**
> **Form 10-K**
> **Filed February 25, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 6, 2011**
> **File No. 1-32266**

Dear Mr. Amos:

We have reviewed your filings above and response dated November 14, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended January 1, 2011

3. Property, Plant and Equipment, page 54

1. We have read your response to comment 4 in our letter dated October 31, 2011. Please confirm you will identify the construction commencement date and the expected completion date for each material project within construction in progress in future filings. Also, given: i) property, plant and equipment exceeds half of your tangible assets; ii) annual repairs and maintenance expense is material to net income; and iii) the distinction in classification between repairs and maintenance expense and capitalized betterments requires subjective estimates and assumptions, in the critical accounting policies section of MD&A in future filings, please quantify repairs and maintenance expense, as well as capitalized betterments, for each period presented, and provide a discussion explaining

> how you distinguish between the two classifications. Refer to Section 501.14 of the
> FRC.

22. Segment Information, page 72

2. We appreciate the supplemental information provided to us in response to comment 6.
    You respond your operations are comprised of three operating segments that have been
    aggregated into two reportable segments: energy storage and separations media. We note
    the apparent disparate sales characteristics exhibited by the four major product groups as
    shown on page 73, as well as from the supplemental CODM information, for the last
    three years. Therein we also note the apparent disparate EBITDA characteristics
    exhibited by these product groups over the same period. Given these observations, the
    appointment of a new president for Daramic-Asia in April 2011, and the capacity
    expansions mentioned on page 29 and throughout the filing in response to demand
    growth and market expectations as explained on page 5, please: i) identify for us your
    three operating segments pursuant to ASC 280-10-50-1; ii) explain to us how you have
    met the aggregation criteria set forth in ASC 280-10-50-11 for the segments you have
    aggregated; and iii) explain to us why you do not consider the four major product groups
    to be individual operating or reportable segments. You may wish to provide us with an
    analysis that includes historical revenues, gross profits, gross profit margins, operating
    profits, and operating profit margins, along with any other information you believe would
    be useful for each of your operating segments to help us understand how these operations
    are economically similar. Please also address any differences in the trends these financial
    indicators depict (e.g., if operating income is decreasing for one operation and increasing
    for another).

3. In future filings in MD&A, please disclose the extent to which specific product lines have
    a disproportionate impact on gross margin and/or operating income. Refer to Section
    501.12.b.4 of the FRC.

Definitive Proxy Statement on Schedule 14A

2010 Compensation, page 41

Executive Compensation, page 41

Compensation Discussion & Analysis, page 41

Annual Incentive Bonuses, page 42

4. We note your disclosure that "[b]onus metrics for the Named Executive Officers include
    the achievement of goals relating to financial and operational objectives, including
    budget, environment, health and safety and identification and completion of strategic
    transactions, in each case both Company-wide and for each business unit, as applicable."

With a view toward disclosure in future filings, please tell us whether and, if so, how these bonus metrics factored into your deliberations concerning the size of the annual incentive bonus pool and/or the bonus amounts paid to your named executive officers.

5. With a view toward disclosure in future filings, please explain how you determined that your incentive bonus pool for fiscal year 2010 should be funded at 200%. For instance, please clarify whether the actual funding amount was determined according to a formula or based on the discretion of your compensation committee or chief executive officer or in some other manner. If applicable, please disclose the formula or explain what factors were taken into account when exercising discretion.

6. With a view toward disclosure in future filings, please clarify how you determined each named executive officer's annual bonus amount. In doing so, please describe the business unit goals and individual goals and objectives applicable to each named executive officer and clarify how actual performance relative to these goals was measured and reflected the amounts ultimately paid out under your annual incentive bonus program. We note your statement on page 43 that "the level of funding of the incentive bonus pool does not necessarily determine the percentage of target bonus achieved by any given Named Executive Officer."

7. In future filings, please define Adjusted EBITDA or other non-GAAP financial performance targets in this section, rather than reference your credit agreement for the definition.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem at (202) 551-3330 or Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief